High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-5244

November 26, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

 Re:         High Roller Technologies, Inc.

  Registration Statement on Form S-3

  Filed November 12, 2025

  File No. 333-291464

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, High Roller Technologies, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, on Tuesday, December 2, 2025, or as soon as practicable thereafter.

Very truly yours,

High Roller Technologies, Inc.

By: /s/ Adam Felman
Adam Felman
Chief Financial Officer